UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, par value $ 0.01
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

RENE GARCIA
1600 Northwest 84th Avenue
Miami, Florida 33126
(305) 778 -6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON RGARCIA INVESTMENT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,847
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 277,847
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON GARCIA 2012 FAMILY DYNASTY TRUST #2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,847
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON GARCIA 2012 FAMILY DYNASTY TRUST #3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,847
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA PIREZ 2012 DYNASTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 772,609*
	8	SHARED VOTING POWER 1,551,320
	9	SOLE DISPOSITIVE POWER 772,609*
	10	SHARED DISPOSITIVE POWER 1,551,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,929*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA HALEY 2012 DYNASTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 772,610*
	8	SHARED VOTING POWER 1,551,320
	9	SOLE DISPOSITIVE POWER 772,610*
	10	SHARED DISPOSITIVE POWER 1,551,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,930*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON VICTOR GARCIA 2012 DYNASTY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 772,610*
	8	SHARED VOTING POWER 1,551,320
	9	SOLE DISPOSITIVE POWER 772,610*
	10	SHARED DISPOSITIVE POWER 1,551,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,930*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JM-CO CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,449,987
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,449,987
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON AQUA CAPITAL FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,333
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,333
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JACAVI INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 101,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 101,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON PREMIER TRUST, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,869,149*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,869,149*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,869,149*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON CAROLINA MARIE GARCIA PIREZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,374,387*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,374,387*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,374,387*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON VICTOR GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,847
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON JACQUELINE MARIE GARCIA HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,601,776*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,601,776*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,601,776*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON RENE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,995*
	8	SHARED VOTING POWER 4,146,996*
	9	SOLE DISPOSITIVE POWER 89,995*
	10	SHARED DISPOSITIVE POWER 4,146,996*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,236,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON IN

* Includes Shares currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is jointly filed by RGarcia Investment Holdings, LLC, (“RGarcia Holdings”), the Garcia 2012 Family Dynasty Trust #2 (“Dynasty Trust #2”), the Garcia 2012 Family Dynasty Trust #3 (“Dynasty Trust #3”),  the Carolina Marie Garcia Pirez 2012 Dynasty Trust (“CMGP 2012 Trust”), the Jacqueline Marie Garcia Haley 2012 Dynasty Trust (“JMGH 2012 Trust”), the Victor Garcia 2012 Dynasty Trust (“VG 2012 Trust”), JM-CO Capital Fund, LLC (“JM-CO Capital”), Aqua Capital Fund, LLC (“Aqua Capital”), Jacavi Investments, LLC (“Jacavi”), Premier Trust, Inc. (“Premier Trust”), Carolina Marie Garcia Pirez, Jacqueline Marie Garcia Haley, Victor Garcia and Rene Garcia.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Dynasty Trust #2 and Dynasty Trust #3 (the “Garcia Trusts”) are the members of RGarcia Holdings.  Rene Garcia is the Manager of RGarcia Holdings.  Ms. Pirez, Ms. Haley and Mr. Victor Garcia are co-trustees of the Garcia Trusts.  By virtue of their respective positions with RGarcia Holdings, the Garcia Trusts, the members of RGarcia Holdings, each of Mr. Garcia, Ms. Pirez, Ms. Haley and Mr. Victor Garcia may be deemed beneficial owners of the shares of common stock, par value $0.01 per share of the Issuer (the “Issuer Shares”) owned by RGarcia Holdings.

Jacavi serves as the Manager of Aqua Capital and may be deemed to be the beneficial owner of the Issuer Shares directly owned by Aqua Capital.  CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust are the members of each of JM-CO Capital and Aqua Capital and may be deemed to be the beneficial owners of the Issuer Shares directly owned in the aggregate by JM-CO Capital and Aqua Capital.  Premier Trust is the Trustee of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust and may be deemed to be the beneficial owner of the Issuer Shares directly owned in the aggregate by CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust.  Ms. Haley is the Successor Trust Protector of the CMGP 2012 Trust and the Manager of JM-CO Capital and Jacavi, and Ms. Pirez is the Successor Trust Protector of the JMGH 2012 Trust and the VG 2012 Trust.  By virtue of their respective positions with JM-CO Capital, Aqua Capital, CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, each of Ms. Pirez and Ms. Haley may be deemed beneficial owners of the Issuer Shares owned by JM-CO Capital and Aqua Capital.  Rene Garcia is the investment adviser of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust and may be deemed to be the beneficial owner of the Issuer Shares directly owned in the aggregate by JM-CO Capital, Aqua Capital, CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust.

(b) The principal business address of each of Dynasty Trust #2, Dynasty Trust #3, RGarcia Holdings, CMGP 2012 Trust, JMGH 2012 Trust, VG 2012 Trust, JM-CO Capital, Aqua Capital, Jacavi, Ms. Pirez, Ms. Haley, Victor Garcia and Rene Garcia is 1600 Northwest 84th Avenue, Miami, Florida 33126. The principal business address of Premier Trust is 4465 S. Jones Boulevard, Las Vegas, Nevada 89103.

(c) The principal business of RGarcia Holdings, JM-CO Capital and Aqua Capital is investing in securities.  The principal business of each of Dynasty Trust #2 and Dynasty Trust #3 is holding certain assets, including the membership interest in RGarcia Holdings.  The principal business of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust is holding certain assets, including the membership interests in JM-CO Capital, Aqua Capital and the securities of the Issuer.  The principal business of Jacavi is serving as the Manager of Aqua Capital and owning investment assets. The principal business of Premier Trust is serving as the trustee of various trusts, including each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust.  The principal occupation of Ms. Pirez is serving as a co-trustee of the Garcia Trusts and Successor Trust Protector of the JMGH 2012 Trust and the VG 2012 Trust.  The principal occupation of Mr. Victor Garcia is serving as a co-trustee of the Garcia Trusts. The principal occupation of Ms. Haley is serving as a co-trustee of the Garcia Trusts, Successor Trust Protector of the CMGP 2012 Trust and as the manager of JM-CO Capital and Jacavi. The principal occupation of Rene Garcia is as an investor, an entrepreneur in the fragrance and beauty industry and the real estate industry, an investment adviser to each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust and the Manager of RGarcia Holdings.

CUSIP NO. 71376c 10 0

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Dynasty Trust #2, Dynasty Trust #3, RGarcia Holdings, JM-CO Capital, Aqua Capital and Jacavi is organized under the laws of the state of Florida.  Each of CMGP 2012 Trust, JMGH 2012 Trust, VG 2012 Trust, and Premier Trust is organized under the laws of the state of Nevada.  Carolina Marie Garcia Pirez, Jacqueline Marie Garcia Haley, Victor Garcia and Rene Garcia are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Issuer Shares held by each of JM-CO Capital and Aqua Capital were received as consideration in the merger (the “Merger) by and among the Issuer, Parlux Fragrances, Inc., a Delaware corporation (“Parlux”) and PFI Merger Corp., a Delaware corporation, and wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to that certain Agreement and Plan of Merger by and among the Issuer, Parlux and Merger Sub, dated as of December 23, 2011.  In addition, each of CMGP 2012 Trust, JMGH 2012 Trust, and VG 2012 Trust received 15,427 Issuer Shares and warrants to purchase 431,998 Issuer Shares as consideration in the merger and were issued warrants to purchase 191,999, 192,000 and 192,000 Issuer Shares, respectively, in connection with certain warrants that were issued in connection with a license agreement entered into by the Issuer and other parties in connection with the Merger.  Upon consummation of the Merger, Parlux became a wholly-owned subsidiary of the Issuer.  Each share of common stock of Parlux was exchanged for 0.533333 shares of common stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)-(b) The aggregate percentage of Issuer Shares reported owned by each person named herein is calculated using as the numerator the respective Issuer Shares held by each Reporting Person, including Issuer Shares issuable upon the exercise of certain warrants, and as the denominator 15,285,046 Issuer Shares outstanding, as of April 18, 2012, which is the total number of Issuer Shares outstanding as reported by the Issuer, plus the number of Issuer Shares issuable upon exercise of warrants held by such Reporting Person.

CUSIP NO. 71376c 10 0

As of the date hereof, RGarcia Holdings directly beneficially owns 277,847 Issuer Shares, constituting approximately 1.8% of the Issuer Shares outstanding.  As the members of RGarcia Holdings, each of Dynasty Trust #2 and Dynasty Trust #3 may be deemed to be the beneficial owners of the 277,847 Issuer Shares owned directly by RGarcia Holdings.  As the Manager of RGarcia Holdings, Mr. Garcia may be deemed to be the beneficial owner of the 277,847 Issuer Shares owned directly by RGarcia Holdings.  As co-trustees of the Garcia Trusts, each of Ms. Pirez, Ms. Haley and Mr. Victor Garcia may be deemed to be the indirect beneficial owners of the 277,847 Issuer Shares owned directly by RGarcia Holdings.

As of the date hereof, JM-CO Capital directly beneficially owns 1,449,987 Issuer Shares, constituting approximately 9.5% of the Issuer Shares outstanding.  As the members of JM-CO Capital, each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust may be deemed to be the beneficial owners of the 1,449,987 Issuer Shares owned directly by JM-CO Capital.  As the investment adviser of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 1,449,987 Issuer Shares owned directly by JM-CO Capital.  As the Trustee of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, Premier Trust may be deemed to be the beneficial owner of the 1,449,987 Issuer Shares owned directly by JM-CO Capital.  As the Manager of JM-CO Capital and Successor Trust Protector of CMGP 2012 Trust, Ms. Haley may be deemed to be the beneficial owner of the 1,449,987 Issuer Shares owned directly by JM-CO Capital.  As the Successor Trust Protector of each of JMGH 2012 Trust and VG 2012 Trust, Ms. Pirez may be deemed to be the beneficial owner of the 1,449,987 Issuer Shares owned directly by JM-CO Capital.

As of the date hereof, CMGP 2012 Trust directly beneficially owns 772,609 Issuer Shares, including 650,994 Issuer Shares currently issuable upon the exercise of certain warrants, constituting approximately 14.6% of the Issuer Shares outstanding.  As the investment adviser of CMGP 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 772,609 Issuer Shares owned directly by CMGP 2012 Trust.  As the Trustee of CMGP 2012 Trust, Premier Trust may be deemed the beneficial of the 772,609 Issuer Shares directly owned by CMGP 2012 Trust.  As the Successor Trust Protector of CMGP 2012 Trust, Ms. Haley may be deemed to be the beneficial owner of the 772,609 Issuer Shares owned directly by CMGP 2012 Trust.

As of the date hereof, each of JMGH 2012 Trust and VG 2012 Trust directly beneficially owns 772,610 Issuer Shares, including in each case 650,995 Issuer Shares currently issuable upon the exercise of certain warrants, each constituting approximately 14.6% of the Issuer Shares outstanding.  As the investment adviser of each of JMGH 2012 Trust and VG 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 1,545,220 Issuer Shares directly owned in the aggregated by JMGH 2012 Trust and VG 2012 Trust.  As the Trustee of each of JMGH 2012 Trust and VG 2012 Trust, Premier Trust may be deemed the beneficial of the 1,545,220 Issuer Shares directly owned in the aggregated by JMGH 2012 Trust and VG 2012 Trust.  As the Successor Trust Protector of each of JMGH 2012 Trust and VG 2012 Trust, Ms. Pirez may be deemed to be the beneficial owner of the 1,545,220 Issuer Shares directly owned in the aggregated by JMGH 2012 Trust and VG 2012 Trust.

CUSIP NO. 71376c 10 0

As of the date hereof, Aqua Capital directly beneficially owns 101,333 Issuer Shares, constituting less than 1% of the Issuer Shares.  As the Manager of Aqua Capital, Jacavi may be deemed to beneficially own the 101,333 Issuer Shares owned directly by Aqua Capital.  As the members of Aqua Capital, each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust may be deemed to be the beneficial owners of the 101,333 Issuer Shares owned directly by Aqua Capital.  As the investment adviser of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, Rene Garcia may be deemed to be the beneficial owner of the 101,333 Issuer Shares owned directly by Aqua Capital.  As the Trustee of each of CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust, Premier Trust may be deemed to be the beneficial owner of the 101,333 Issuer Shares owned directly by Aqua Capital.  As the Manager of Jacavi and Successor Trust Protector of CMGP 2012 Trust, Ms. Haley may be deemed to be the beneficial owner of the 101,333 Issuer Shares owned directly by Aqua Capital.  As the Successor Trust Protector of each of JMGH 2012 Trust and VG 2012 Trust, Ms. Pirez may be deemed to be the beneficial owner of the 101,333 Issuer Shares owned directly by Aqua Capital.

As of the date hereof, Rene Garcia directly beneficially owns 89,995 Issuer Shares, constituting less than 1% of the Issuer Shares, including 72,738 Issuer Shares currently issuable upon the exercise of certain warrants.

(c) Other than as reported herein and the following, the Reporting Persons have not engaged in any transactions in securities of the Issuer during the past 60 days:

As of February 20, 2012, each of the predecessors to the CMGP 2012 Trust, JMGH 2012 Trust and VG 2012 Trust transferred 106,188 Issuer Shares and warrants to purchase 26,997 Issuer Shares to their respective successor trusts.  Also effective on such date, Rene Garcia transferred 50% of the membership interests of RGarcia Holdings to each of the Garcia Trusts.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 30, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement.

CUSIP NO. 71376c 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2012

RGARCIA INVESTMENT HOLDINGS, LLC

By:	/S/ RENE GARCIA
	Name:	Rene Garcia
	Title:	Manager

GARCIA 2012 FAMILY DYNASTY TRUST #2

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Co-Trustee

GARCIA 2012 FAMILY DYNASTY TRUST #3

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Co-Trustee

CAROLINA MARIE GARCIA PIREZ 2012 DYNASTY TRUST

By:	/S/ MARSHA G. WALTERS
	Name:	Marsha G. Walters
	Title:	AVP/Trust Officer

CUSIP NO. 71376c 10 0

JACQUELINE MARIE GARCIA HALEY 2012 DYNASTY TRUST

By:	/S/ MARSHA G. WALTERS
	Name:	Marsha G. Walters
	Title:	AVP/Trust Officer

VICTOR GARCIA 2012 DYNASTY TRUST

By:	/S/ MARSHA G. WALTERS
	Name:	Marsha G. Walters
	Title:	AVP/Trust Officer

PREMIER TRUST, INC.

By:	/S/ MARSHA G. WALTERS
	Name:	Marsha G. Walters
	Title:	AVP/Trust Officer

JM-CO CAPITAL FUND, LLC

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Manager

JACAVI INVESTMENTS, LLC

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Manager

AQUA CAPITAL FUND, LLC

By:	Jacavi Investments, LLC, its Manager

By:	/S/ JACQUELINE MARIE GARCIA HALEY
	Name:	Jacqueline Marie Garcia Haley
	Title:	Manager

CUSIP NO. 71376c 10 0

/S/ CAROLINA MARIE GARCIA PIREZ
CAROLINA MARIE GARCIA PIREZ

/	/S/ JACQUELINE MARIE GARCIA HALEY
JACQUELINE MARIE GARCIA HALEY

/S/ VICTOR GARCIA
VICTOR GARCIA

/S/ RENE GARCIA
RENE GARCIA